                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


               MEDICAL INCOME PROPERTIES 2A LIMITED PARTNERSHIP
               ------------------------------------------------
                           (Name of Subject Company)

               MEDICAL INCOME PROPERTIES 2A LIMITED PARTNERSHIP
               ------------------------------------------------
                      (Name of Person Filing Statement)

                         LIMITED PARTNERSHIP INTERESTS
                         -----------------------------
                        (Title of Class of Securities)

                                     NONE
                                     ----
                     (CUSIP Number of Class of Securities)
               JOHN H. STODDARD, SUITE 850, 7000 CENTRAL PKWY,
                    ATLANTA, GEORGIA 30328, (770) 668-1080
               -----------------------------------------------
                 (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of the
                           Person Filing Statement)

                                  COPIES TO:
                              DENNIS J. STOCKWELL
                            KILPATRICK STOCKTON LLP
                       1100 PEACHTREE STREET, SUITE 2800
                            ATLANTA, GA 30309-4530

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     This statement relates to limited partnership units (each individually "Unit" and collectively "Units") of Medical Income Properties 2A Limited Partnership, a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 7000 Central Parkway, Suite 850, Atlanta, Georgia 30328.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer of JDF and Associates, LLC, Previously Owned Partnerships Income Fund II, L.P., Specified Income Fund, L.P., Mackenzie Patterson Special Fund, L.P., Mackenzie Fund VI, a California Limited Partnership, Steven Gold and Moraga Gold, LLC (the "Bidders") to purchase up to 18,639 Units for cash at a price equal to $29.00 per Unit, less the amount of any distributions made or declared with respect to the Units between July 18, 1997, and August 25, 1997, or such later date to which the Bidders may extend the offer, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 1997, and the related Letter of Transmittal (together, the "Offer"). The Offer is being made pursuant to a tender offer statement on Schedule 14D-1 filed on July 21, 1997.

     The address of the principal executive offices of the Bidders is c/o MacKenzie Patterson, Inc., 1640 School Street, Suite 100, Moraga, California 94556.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Qualicorp Management, Inc. is the general partner of the Partnership (the "General Partner"), and Qualicorp, Inc. is the parent corporation of the General Partner. The General Partner and QualiCorp, Inc. are currently parties to an employment agreement with their president. Their president is one of the directors of the General Partner and of QualiCorp, Inc. The president's Employment Agreement extends to May 1, 1998, although the president has indicated that he will relinquish his employment rights under the Employment Agreement prior to its expiration without additional cost to the Partnership. The General Partner anticipates that the president will continue to work for the Partnership as a consultant through and including the survival period contemplated in the agreement pursuant to which the Partnership sold substantially all of its assets. The General Partner is reimbursed by the Partnership for costs and expenses incurred on behalf of the Partnership, but it does not receive a management fee.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     The Managing General Partner, on behalf of the Partnership, has determined the Partnership will remain neutral as to whether or not Limited Partners should tender their Units pursuant to the Offer and, therefore, the Partnership is not making a recommendation to the Limited Partners regarding the Offer.

     On March 31, 1997, the Partnership completed the sale of substantially all of the assets of the Partnership to Omega Healthcare Investors, Inc., a Maryland corporation ("Omega") and OHI (Illinois), Inc., an Illinois corporation, pursuant to an agreement between the Partnership and Omega approved by the Limited Partners on March 28, 1997. Since the sale of the assets has been completed, the Partnership has been engaged in the process of collecting its remaining receivables and settling outstanding liabilities as it prepares to complete the winding up, liquidation and termination of the Partnership, a process anticipated to take up to 40 months as explained in the Consent Solicitation materials dated March 12, 1997. The General Partner, on behalf of the Partnership, has made estimates of cash flows and reserves deemed necessary to cover potential obligations of the Partnership through liquidation.

     On July 11, 1997 the Partnership made a distribution to the Limited Partners of $140.00, which included an amount originally scheduled for distribution in 1998. The Partnership informed the Limited Partners at that time that the Partnership intended to reevaluate its cash requirements and need for reserves at the time of the originally scheduled March 1998 payment to assess whether a further payment will be made at that time, and the Partnership intends otherwise to liquidate in accordance with the planned schedule. The schedule includes an anticipated payment of $52.00 during July 2000, but the amounts of any distributions are only estimates and subject to change, and the estimated amount of the last payment in liquidation particularly will be affected by the actual needs of the Partnership in liquidation as they become fixed.

     The General Partner can give no assurance that the projected payments will occur as scheduled or be in the amounts estimated at this time. So long as the Partnership is not terminated, the Limited Partners will remain subject to allocations of gains and losses of the Partnership and to the administrative requirements of tax reporting with respect to their ownership interests. The effect that the financial results of any tax year of the Partnership prior to termination will have on an individual Limited Partner may vary from one Limited Partner to another, and those differences may affect whether the tender and sale by a Limited Partner of its Units in this Offer may be deemed more appropriate economically than retaining the interest until liquidation. The Partnership believes that, in light of the foregoing, including the uncertainties related to the Partnership's distribution estimates, the Partnership is not in a position to make a recommendation with respect to the Offer, but the Partnership does encourage each Limited Partner to review the financial information about the Partnership available to it and to seek financial or tax advice if it feels it needs to do so in order to make an informed decision.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Neither the Partnership nor any person acting on its behalf has or currently intends to employ, retain or compensate any person or class of persons to make solicitations or recommendations to Limited Partners on its behalf concerning the Offer. As further described in Item 3(b), however, the General Partner is reimbursed for costs and expenses related to its duties to the Partnership, and the president of the General Partner, a director of the General Partner, is employed by the General Partner.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) There have been no transactions in Units during the last 60 days by the General Partner or any of its officers, directors, or affiliates.

     (b) Neither the General Partner nor any of its officers, directors or affiliates intend to tender any Units they may hold to the Bidders in the Offer, but rather such Units will be held by the owner thereof.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     None.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit (a): Letter to Limited Partners dated July 31, 1997.

     Exhibit (b):  None.

     Exhibit (c):  None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               Date:  July 31, 1997

                               MEDICAL INCOME PROPERTIES 2A LIMITED PARTNERSHIP



                               By:  /s/ John H. Stoddard
                                   --------------------------------
                                   John H. Stoddard
                                   President
                                   Qualicorp Management, Inc.
                                   Managing General Partner
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                                 EXHIBIT INDEX


 EXHIBIT
   NO.                 DESCRIPTION
   ---                 -----------

 (a)(1)          Cover letter to Limited Partners
                 dated July 31, 1997.